October 26, 2007

Ms. Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:       Community Banks, Inc. (“Community”)
Schedule TO-C filed on July 26, 2007
Schedule TO-I filed on October 16, 2007
SEC File No. 5-39437

Correspondence dated October 23, 2007

Dear Ms. Chalk:

In your comment letter dated October 23, 2007, addressed to our counsel, Mary Alice Busby at Mette, Evans & Woodside, you advised that we could not condition a tender offer on conditions that survive the expiration of the offer.  We had stated in our disclosure documents that the “cash election right is subject to the completion of the merger.”  The cash election right expires on November 14, 2007 and completion of the merger is scheduled to occur on November 16, 2007.  To comply with your comment, we have amended our Schedule TO-I.  Our Amendment No. 1 to Schedule TO deletes the disclosure that the “cash election right is subject to the completion of the merger.”  This disclosure was in our Exhibit (a)(1), Notice Letter dated October 16, 2007 and Exhibit (a)(2), Additional Information Regarding the Cash Election Right.

Notice of our Amendment and deletion of this condition is being communicated to holders of Community stock options in an e-mail to option holders with known e-mail addresses and to other option holders without known e-mail addresses via first class mail. A form of the notice is attached as Exhibit (a)(6) to the Amendment.

In connection with responding to the Commission’s comment letter dated October 23, 2007, Community hereby acknowledges that:

Ms. Christina Chalk
Securities and Exchange Commission
October 26, 2007

•	Community is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Community may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration and cooperation in this matter.

Sincerely,
COMMUNITY BANKS, INC

/s/ Anthony N. Leo

Anthony N. Leo
Executive Vice President